SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 17, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(+55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Corporation	Publicly-held Corporation
Corporate Taxpayers’ Registry 76.535.764/0001-43	Corporate Taxpayers’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

In compliance with the terms set forth in Article 157 of Law 6,404/76 and in CVM Instruction 358/02, Brasil Telecom Participações S.A. and Brasil Telecom S.A. (“Brasil Telecom”) announce that, per request of Fundação Vale do Rio Doce de Seguridade Social - Valia, Judge Alexander Macedo of the 8th Business Court of Rio de Janeiro, upon consideration of Judicial Proceeding 2005.001.055962-9, ordered the following:

“I hereby GRANT THE INJUNCTION, AS REQUESTED ON ITEMS (I) AND (II) OF THE INITIAL COMPLAINT, that is, to suspend the Board of Directors meetings of Brasil Telecom Participações S.A. and Brasil Telecom S.A., scheduled for May 12, 2005, prohibiting its opening and consummation, as well as any other Board of Directors meetings of the companies that include on their respective agendas the approval of the merger agreement or contracts deriving from it, including indemnification agreements for executives, before a General Meeting of Shareholders of Brasil Telecom Participações S.A. is held, ensuring the political rights of preferred shareholders.

I hereby notify defendants that the consummation of any of the aforementioned meetings shall be deemed as noncompliance with judicial order, without prejudice to imposing a fine of R$50,000,000.00 (fifty million reais), for the violation of any of the instructions aforementioned.”

Brasil Telecom is taking all legal measures to present its reasoning before the court and revoke the preliminary injunction, taking into consideration the major benefits that the transaction would bring to its activities.

Brasília, Brazil, May 16, 2005.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer